Exhibit 99.1

Brookfield Investment Management Inc.
Announces Evolution of Senior Leadership

NEW YORK, NY— JULY 8, 2013 – Brookfield Investment Management Inc. is pleased to announce the appointment of Mr. Craig Noble, CFA to the role of Chief Executive Officer.  Mr. Noble has led the firm’s global infrastructure securities business since its inception in 2008 and has served as Co-Chief Investment Officer since 2012.  Mr. Noble will retain these responsibilities moving forward and will remain Portfolio Manager of all global infrastructure securities strategies.

Mr. Noble, based in Chicago, brings more than 15 years of investment experience to his expanded role.  He has held multiple positions within Brookfield over the last 9 years, including significant experience with capital markets activities.  Accordingly, Mr. Noble’s appointment continues Brookfield Investment Management’s tradition of corporate leadership from an investment perspective.

Additionally, Brookfield Investment Management has announced the appointment of Mr. Kevin English to the role of Chief Operating Officer.  Based in Chicago, Mr. English will oversee portfolio operations across the firm’s public equities and fixed income securities platform.  Mr. English has over 14 years of operations experience, including 12 years with J.P. Morgan in both New York and London.

Mr. Kim Redding, former Chief Executive Officer of Brookfield Investment Management, has been named Chief Investment Strategist of Brookfield Asset Management. Mr. Redding will remain an integral part of Brookfield Investment Management’s investment leadership team, continuing to serve as Co-Chief Investment Officer, head of the firm’s registered fund platform and Chairman of the Investment Committee.

Commenting on these announcements, Mr. Redding stated, “I am pleased to transition the role and responsibilities of Chief Executive Officer to Craig Noble.  His broad skill set in equities and fixed income investment as well as his experience as an investor, portfolio manager and as Co-CIO will provide invaluable insight as he guides Brookfield Investment Management forward.  I look forward to working further with Craig and guiding investment strategy alongside him.”

Mr. Noble said, “I am excited about this new opportunity to provide strategic oversight of Brookfield’s public securities investment platform.  We are witnessing increasing demand for our products and services across the globe, as investors continue to recognize the attractive attributes of our targeted asset classes.  I’m eager to welcome Kevin English to our senior management and to work with our investment teams to generate attractive performance results for our clients.”

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Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management as of March 31, 2013. Brookfield has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. The company offers a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates. On behalf of its clients, Brookfield is also an active investor in the public securities markets, where its experience extends over 30 years. Over this time, the company has successfully developed several investment operations and built expertise in the management of institutional portfolios, retail mutual funds, and structured product investments.

Brookfield’s public market activities are conducted by Brookfield Investment Management, a registered investment advisor. These activities complement Brookfield’s core competencies and include global listed real estate and infrastructure equities, corporate high yield investments, opportunistic credit strategies and a dedicated insurance asset management division. Headquartered in New York, NY, Brookfield Investment Management maintains offices and investment teams in Toronto, Chicago, Boston and London and has over $10 billion of assets under management as of March 31, 2013.

For more information, please contact:

Ms. Alice Olive
Investor Relations
+1 (212) 549 8457
alice.olive@brookfield.com